Exhibit 99.1

Bitauto Announces Investor Consortium’s Strategic Investment of US$550 Million in Yixin Capital

Additional funding to support Yixin Capital’s rapidly growing online automobile financing platform

BEIJING, August 2 2016 – Bitauto Holdings Limited (NYSE: BITA) (“Bitauto” or the “Company”), a leading provider of internet content and marketing services for China’s fast-growing automotive industry, today announced that an investor consortium comprised of Tencent Holdings Limited (SEHK: 00700) (“Tencent”), a leading provider of comprehensive internet services in China, Baidu, Inc. (Nasdaq: BIDU) (“Baidu”), the leading Chinese language internet search provider, JD.com, Inc. (Nasdaq: JD) (“JD.com”), a leading e-commerce company in China, Bitauto and other investors has entered into definitive agreements pursuant to which the investor consortium agrees to make investments totaling US$550 million in cash in Yixin Capital Limited (“Yixin Capital”), a subsidiary of Bitauto primarily engaged in e-commerce-related automotive financing platform business.

Bitauto will hold an approximately 47% equity stake in Yixin Capital on a fully diluted basis and will have control over Yixin Capital with majority of voting power at the board upon closings. Bitauto will continue to consolidate the financials of Yixin Capital.

The combination of data, user and capital resources contributed by the investors will allow Yixin Capital to perform more accurate and efficient credit evaluations and increase its ability to provide financing products and services to targeted customers. Yixin Capital will also benefit from access to its partners’ broad user resources, which will help to drive customer acquisition and brand awareness. The investor consortium, which includes companies with leading financial services businesses, will explore additional capital funding opportunities with Yixin Capital as it continues to expand its market share.

Mr. William Li, chief executive officer and chairman of Bitauto, said, “Yixin Capital is an important part of Bitauto’s platform as we work to create the best possible car purchasing experience for China’s new and used car consumers. Today, we are delighted to announce this new investment from a roster of leading global companies, including strategic partners Tencent, Baidu and JD.com. We are confident that with the strong support of our partners, Yixin Capital is well positioned for long-term success in China’s online automotive financing industry.”

About Bitauto Holdings Limited

Bitauto Holdings Limited (NYSE: BITA) is a leading provider of internet content and marketing services for China’s fast-growing automotive industry. Bitauto manages its businesses in three segments: its advertising and subscription business, transaction services business and digital marketing solutions business.

Bitauto’s advertising and subscription business offers advertising and digital marketing solutions to automakers and automobile customers in China. Bitauto provides a variety of advertising services mainly to automakers through its bitauto.com and taoche.com websites, which provide consumers with up-to-date new and used automobile pricing and promotional information, specifications, reviews and consumer feedback. Bitauto also offers subscription services via its EP platform which provides web-based and mobile-based integrated digital marketing solutions to automobile customers in China. The platform enables dealer subscribers to create their own online showrooms, list pricing and promotional information, provide dealer contact information, place advertisements and manage customer relationships to help them reach a broad set of purchase-minded customers and effectively market their automobiles to consumers online. In 2014, Bitauto began providing automobile customers with transaction services on its EP platform, including automobile transaction, CRM and online automotive financial platform services, which are intended to optimize the automobile purchase experience and facilitate completion of transactions. Bitauto’s digital marketing solutions business provides automakers with one-stop digital marketing solutions, including website creation and maintenance, online public relations, online marketing campaigns and advertising.

For more information, please visit ir.bitauto.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the quotations from management in this announcement contains forward-looking statements. Bitauto may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Bitauto’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and strategies; our future business development, financial condition and results of operations; the expected growth of the automobile industry and the internet marketing industry in China; our expectations regarding demand for and market acceptance of our services and service delivery model; our expectations regarding enhancing our brand recognition; our expectations regarding keeping and strengthening our relationships with major customers, partner websites and media vendors; relevant government policies and regulations relating to our businesses, automobile purchases and ownership in China; our ability to attract and retain quality employees; our ability to stay abreast of market trends and technological advances; competition in our industry in China and internationally; general economic and business conditions in China; and our ability to effectively protect our intellectual property rights and not infringe on the intellectual property rights of others. Further information regarding these and other risks is included in Bitauto’s filings with the Securities and Exchange Commission, including its annual report on Form 20-F. All information provided in this press release and in the attachments is as of the date of this press release, and Bitauto undertakes no duty to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For investor and media inquiries, please contact:

Bitauto

IR Department

Bitauto Holdings Limited

Tel: +86-10-6849-2145

ir@bitauto.com